EXHIBIT 12(a)

NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
$ in millions	2012	2011	2010	2009	2008
Earnings:
Earnings from continuing operations before income taxes	$2,965	$3,083	$2,366	$2,070	$1,841
Fixed Charges:
Interest expense, including amortization of debt premium	212	221	269	269	271
Portion of rental expenses on operating leases deemed to be representative of the interest factor	116	140	149	167	177
Earnings from continuing operations before income taxes and fixed charges	$3,293	$3,444	$2,784	$2,506	$2,289
Fixed Charges:	$328	$361	$418	$436	$448
Ratio of earnings to fixed charges	10.0	9.5	6.7	5.7	5.1